MEMORANDUM OF RESPONSES
RICK’S CABARET INTERNATIONAL, INC.
FILE NO. 001-13922

FORM 10-KSB for the Fiscal Year September 30, 2008
Form 10-Q for the Quarter Ended December 31, 2008

1.
In response to the Staff’s comment number 1, we confirm that the properties listed under items six and seven in the 10-KSB are accounted for as long-lived assets held for use and that we review them for impairment in accordance with paragraphs 7 and 8 of SFAS No. 144.  We have revised our impairment footnote in the Form 10-Q for the quarter ended March 31, 2009 and will continue that policy disclosure in future filings.

2.
In response to the Staff’s comment number 2, we have revised our Form 10-Q disclosure for the quarter ended March 31, 2009 to address these issues related to other revenues.  We have compared the various items of our income statement with each category’s percentage to total revenues for each period.  This clearly shows that other revenues for the quarter and six months ended March 31, 2009 were comparable to those for the corresponding period of 2008.  In addition, we added the following disclosure to the Form 10-Q:

Other revenues include ATM commissions earned, video games and other vending and certain promotion fees charged to our entertainers.  The Company recognizes revenue from other revenues and services at the point-of-sale upon receipt of cash, check, or credit card charge.

We will continue to review the other revenues each period and continue the disclosure in the notes and in MD&A in future filings.

3.	In response to the Staff’s comment number 3, we confirm that we will comply with the Staff’s original comment number five in future filings.

4.	In response to the Staff’s comment number 4, we confirm that we will comply with the Staff’s original comment numbers 6, 7, 8 and 9 in future filings.

5.
In response to the Staff’s comment number 5, we have changed our conclusion regarding the segment disclosures and have included the appropriate disclosures in the Form 10-Q for March 31, 2009.  In future Form 10-K filings, we confirm that we will reclassify the real estate and aircraft formerly classified as corporate as part of the nightclub segment in future filings.

6.
In response to the Staff’s comment number 6, we have complied with the disclosure requirements of paragraph 51(b) of SFAS No. 142 in our Form 10-Q for March 31, 2009.  We confirm that in future filings we will continue to comply with those requirements.

7.
In response to the Staff’s comment number 7, we have noted your comment regarding our embedded put options and have considered paragraphs 12-32 of EITF No. 00-19 to evaluate whether the put options are equity instruments  and thereby excluded from the scope of FAS 133.  Following is our analysis of each of the paragraphs 12-32:

Paragraphs 12 & 13 state “contracts that would require net-cash settlement cannot be accounted for as equity of the company.”  Since the contract does not have a provision to require net cash settlement, these paragraphs do not limit the Company’s Lock up / Leak out Agreements temporary equity classification.

Paragraph 14 states “if the contract permits the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract, and as a result, the contract must be classified as an asset or liability.”  Since the contract does not have a provision to require the Company to deliver registered shares, this paragraph does not apply to the Company’s Lock up / Leak out Agreements.  Also note that the Company has not had a failed registration statement within six months of the classification assessment date of the contracts.

Paragraph 15 states “a contract may specify that the value of the unregistered shares to be privately placed under share settlement is to be determined by the counterparty using ‘commercially reasonable means’.”  The Company’s Lock up / Leak out Agreements do not have such a provision.

Paragraph 16 states “if a settlement alternative includes a penalty that would be avoided by a company under other settlement alternatives, the uneconomic settlement alternative should be disregarded in classifying the contract.”  The Company’s Lock up / Leak out Agreements do not have such a provision.

Paragraph 17 states “if (a) a derivative contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement would be permitted or required and (b) the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net-cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative).”  The Company’s Lock up / Leak out Agreements do not require physical or net-share settlement by delivery of registered shares.

Paragraph 18 states “if a derivative involves the delivery of shares at settlement that are registered as of the inception of the derivative transaction and there are no further timely filing or registration requirements, the requirement of Issue 00-19 that share delivery be within the control of the company is met.”  The Company’s Lock up / Leak out Agreements do not have such a provision.

Paragraph 19 states “if a company could be required to obtain shareholder approval to increase the company's authorized shares in order to net-share or physically settle a contract, share settlement is not controlled by the company.”  As of September 30, 2008, the Company’s authorized and unissued shares (as defined in the paragraph) total 10.7 million shares.  The maximum number of shares that could be delivered under share settlement of the contracts at September 30, 2008 is approximately 807,000 shares using the Company’s closing stock price on September 30, 2008 of $9.82.  The Company’s lowest closing stock price of $2.44 occurred on March 9, 2009, which would increase the maximum number of shares that could be delivered under share settlement of the contracts to 5.1 million shares.  As of September 30, 2008, the contracts were set to expire through 2012, or approximately four years.  The Company’s stock price in the trailing four year period from September 30, 2008 closed at its lowest point of $2.25 on November 8, 2004, which using this stock price would increase the maximum number of shares to approximately 5.6 million shares to settle the contracts.  Therefore, the Company believes it has sufficient authorized shares to settle the contracts, but the settlement option is the Company’s choice and can be completed with physical cash settlement or net cash settlement as well.

Paragraph 20 states “if the number of shares that could be required to be delivered to net-share settle the contract is indeterminate, a company will be unable to conclude that it has sufficient available authorized and unissued shares and, therefore, net-share settlement is not within the control of the company.”  The Company’s Lock up / Leak out Agreements do not require the contracts to be net share settled.  Also, we refer to the analysis of the Company’s historical share price in the paragraph above.

Paragraph 21 states “if a contract limits or caps the number of shares to be delivered upon expiration of the contract to a fixed number, that fixed maximum number can be compared to the available authorized and unissued shares (the available number after considering the maximum number of shares that could be required to be delivered during the contract period under existing commitments as addressed in paragraph 19 of this Issue and including top-off or make-whole provisions as discussed in paragraph 26 of this Issue) to determine if net-share settlement is within the control of the company.”  The Company’s Lock up / Leak out Agreements do not limit the number of shares to be delivered upon expiration of the contracts.  We refer to the analysis of the Company’s historical share price noted above, and the Company is able to settle the option by its choice of settlement options.

Paragraph 22 states “the Task Force discussed a proposed contract structure that would include a cap on the number of shares that must be delivered upon net share settlement but would also provide that any contract valued in excess of that capped amount may be delivered to the counterparty in cash or by delivery of shares (at the company's option) when authorized, unissued shares become available”.  The Company’s Lock up / Leak out Agreements do not contain such a structure.

Paragraph 23 states “However, the contract may provide that the number of shares that must be delivered to settle the excess obligation is equal to a dollar amount that is fixed on the date of net share settlement (which may or may not increase based on a stated interest rate on the obligation) and that the number of shares to be delivered will be based on the market value of the stock at the date the excess amount is settled. In that case, the excess obligation represents stock-settled debt and would preclude equity classification of the contract (or, if partial net-share settlement is permitted under the contract pursuant to paragraph 11, above, would preclude equity classification of the portion represented by the excess obligation).”  The Company’s Lock up / Leak out Agreements do not limit the number of shares to be delivered upon potential settlement of the contracts.  The Company is not required to share settle the potential excess obligation, and may physically settle the obligation by cash at its choice amongst other options.

Paragraph 24 deals with existing contracts as of September 20, 2000, which is not applicable to the Company.

Paragraph 25 states “if a contract permits share settlement but requires net-cash settlement in the event that the company does not make timely filings with the SEC, that contract must be classified as an asset or a liability.”  The Company’s Lock up / Leak out Agreements do not have such a provision.

Paragraph 26 states “if such a provision can be net-share settled and the maximum number of shares that could be required to be delivered under the contract (including "top-off" or "make-whole" provisions) is fixed and less than the number of available authorized shares (authorized and unissued shares less the maximum number of shares that could be required to be delivered during the contract period under existing commitments as discussed in paragraph 19, above), a top-off or make-whole provision would not preclude equity classification. If those conditions are not met, equity classification would be precluded.”  The Company’s Lock up / Leak out Agreements do not limit the number of shares to be delivered upon expiration of the contracts.

Paragraph 27 states “if an event that is not within the company's control could require net-cash settlement, then the contract must be classified as an asset or a liability. However, if the net-cash settlement requirement can only be triggered in circumstances in which the holders of the shares underlying the contract also would receive cash, equity classification would not be precluded.”  The Company’s Lock up / Leak out Agreements do not have such a provision.

Paragraph 28 deals with events of nationalization, which is not applicable to the Company.

Paragraph 29 states “to be classified as equity, a contract cannot give the counterparty any of the rights of a creditor in the event of the company's bankruptcy. Because a breach of the contract by the company is within its control, the fact that the counterparty would have normal contract remedies in the event of such a breach does not preclude equity classification.”  The Company’s Lock up / Leak out Agreements do not have such a provision.

Paragraphs 30 and 31 deal with issues with bankruptcy and is not applicable to the Company.

Paragraph 32 states “a requirement to post collateral of any kind (other than the company’s shares underlying the contract, but limited to the maximum number of shares that could be delivered under the contract) under any circumstances is inconsistent with the concept of equity and, therefore, would preclude equity classification of the contract.”  The Company’s Lock up / Leak out Agreements do not have such a provision.

Conclusion:  Based on the above analysis, the Company believes the temporary equity treatment applied in the Company’s financial statements continues to be appropriately applied.

8.
In response to the Staff’s comment number 8, we understand that we are specifically required to disclose the conclusions of the Company’s principal executive and principal financial officers, regarding the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by each report in accordance with Item 307 of Regulation S-K.  We confirm that we will comply with the disclosure requirements outlined in Item 307 of Regulation S-K in future filings.

RICK'S CABARET INTERNATIONAL, INC.

Date: June 8, 2009	By:/s/ Eric S. Langan
Eric S. Langan
Chief Executive Officer and President

Date: June 8, 2009	By:/s/ Phillip K. Marshall
Phillip K. Marshall
Chief Financial Officer and Principal Accounting Officer